UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea North Industrial Park 3079567, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Pursuant to the notice of the special general meeting of shareholders (the “Special Meeting”) of Mazor Robotics Ltd. (“Mazor” or the “Company”) that was attached as Exhibit 99.3 to Mazor’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on September 24, 2018, Mazor hereby furnishes the proxy statement, form of proxy card and voting instructions form for holders of ADSs for the Special Meeting. The Special Meeting is scheduled to be held at Luchtenstein Levy Wiseman, Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, on November 19, 2018 at 4:00 p.m. (Israel time). Copies of the proxy statement, form of proxy card and voting instructions form for holders of ADSs  are attached to this Form 6-K as Exhibit 99.1.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may be unable to obtain shareholder approval for the proposed transaction; (2) the Company may be unable to obtain in a timely manner or at all the required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction;(10) impact of the transaction on relationships with customers, distributors and suppliers; (11) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all; and (12) other risks and factors disclosed in the Company’s filings with the SEC, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Special Meeting, Mazor has furnished to the SEC a proxy statement describing the merger proposal to be voted upon at the Special Meeting, as well as logistical information related to the Special Meeting.

Along with the proxy statement, Mazor has also furnished to the SEC a proxy card and a voting instructions form for holders of ADSs enabling shareholders and holders of ADSs to submit their votes on that proposal.

SHAREHOLDERS AND HOLDERS OF ADSs ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS FURNISHED IN MAZOR’S FORM 6-K FURNISHED TO THE SEC ON OCTOBER 19, 2018 BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MAZOR, MEDTRONIC, THE PROPOSED TRANSACTION AND RELATED MATTERS. The proxy statement may be obtained without charge at the SEC’s website at www.sec.gov and, in addition, at the Israeli Securities Authority’s website at http://www.magna.isa.gov.il or at the TASE’s website http://maya.tase.co.il.  In addition, the proxy statement will be available for inspection at the Company’s offices, which are located at 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel.

The content of this Form 6-K of the registrant including the exhibits thereto is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009, 333-211237 and 333-223222) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This communication is not a substitution for the proxy statement or for any other documents that Mazor may furnish to the SEC or send to shareholders in connection with the proposed merger.

Exhibit

99.1	Proxy statement, form proxy card and voting instructions form for holders of ADSs for a special general meeting of shareholders of Mazor Robotics Ltd. to be held on November 19, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD.
(Registrant)
By: /s/ Sharon Levita
Name: Sharon Levita
Title: Chief Financial Officer & Vice President Business Operations

Date: October 19, 2018